UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

American DG Energy Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

025398108
(CUSIP Number)

Bonnie Brown, Chief Financial Officer
American DG Energy Inc.
45 First Avenue
Waltham, MA 02451
(781) 522-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 025398108	Schedule 13D	Page 2 of 4

1	NAME OF REPORTING PERSON Paris Nicolaides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of common stock
	8	SHARED VOTING POWER 0 shares of common stock
	9	SOLE DISPOSITIVE POWER 0 shares of common stock
	10	SHARED DISPOSITIVE POWER 0 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 The decrease in beneficial ownership is due to the completion of the Merger on May 23, 2017 pursuant to the Merger Agreement among American DG Energy, Inc. (the “Issuer”), Tecogen.ADGE Acquisition Corp. and Tecogen Inc. dated November 1, 2016 and as amended March 23, 2017. Pursuant to the Merger, the shares of common stock of the Issuer were converted to the right to receive shares of common stock of Tecogen Inc. In addition, the Reporting Person is no longer the Trustee for the John N. Hatsopoulos 1989 Family Trust for the benefit of Nia and Alexander Hatsopoulos.

CUSIP No. 025398108	Schedule 13D	Page 3 of 4

1	NAME OF REPORTING PERSON Aliki Nicolaides
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of common stock
	8	SHARED VOTING POWER 0 shares of common stock
	9	SOLE DISPOSITIVE POWER 0 shares of common stock
	10	SHARED DISPOSITIVE POWER 0 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 The decrease in beneficial ownership is due to the completion of the Merger on May 23, 2017 pursuant to the Merger Agreement among American DG Energy, Inc. (the “Issuer”), Tecogen.ADGE Acquisition Corp. and Tecogen Inc. dated November 1, 2016 and as amended March 23, 2017. Pursuant to the Merger, the shares of common stock of the Issuer were converted to the right to receive shares of common stock of Tecogen Inc. In addition, the Reporting Person is no longer the Trustee for the John N. Hatsopoulos 1989 Family Trust for the benefit of Nia and Alexander Hatsopoulos.

CUSIP No. 025398108	Schedule 13D	Page 4 of 4

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 1, all other provisions of the Schedule 13D filed by the Reporting Persons on March 18, 2016 (the “Original Schedule 13D”) remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

This Amendment No. 1 amends Item 4 of the Original Schedule 13D as set forth below:
“Effective as of May 23, 2017 all shares of Common Stock of the Issuer held by the Reporting Persons were converted to the right to receive shares of common stock of Tecogen Inc, upon the consummation of the Merger pursuant to the Merger Agreement among the Company, Tecogen.ADGE Acquisition Corp. and Tecogen Inc. dated November 1, 2016 and as amended March 23, 2017.”
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

This Amendment No. 1 amends and restates Items 5(a)-(b) and (e) of the Original Schedule 13D as set forth below:

“(a) and (b) The Reporting Persons do not beneficially own, nor do they have the power to dispose or direct the disposition of or the power to vote or direct the voting of, any shares of Common Stock of the Issuer.

“(e) Each Reporting Person ceased to be a beneficial owner of more than five percent of outstanding shares of the Issuer as of May 23, 2017.”

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Bonnie J. Brown
Bonnie J. Brown, as Attorney-in-Fact for
Paris Nicolaides

/s/ Bonnie J. Brown
Bonnie J. Brown, as Attorney-in-Fact for
Aliki Nicolaides

Date: June 22, 2017